SUB-ITEM 77Q2
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Based  solely  on a review  of the  copies  of  Forms 3, 4 and 5 and  amendments thereto furnished to MFS Multimarket Income Trust (the "Trust") with respect to its most recent fiscal year for Trustees, directors and certain officers of each Trust and MFS and greater than ten percent beneficial owners, the Trust believes all Section 16(a) requirements were made on a timely basis, except for the following filing: David P. Cole (Portfolio Manager) made a Form 3 (Initial Statement of Beneficial Ownership) filing for the Trust on December 30, 2006, To the extent that any Form 3, 3A and 4 filings were not made on a timely basis, certain Form 5 (Annual Statement of Changes of Beneficial Ownership) filings were not filed on a timely basis as well.